Exhibit 1
EXHIBIT C TO THE DISCLOSURE STATEMENT

Assumptions – Nature and Limitations of Projections

The financial projections included in the Disclosure Statement depend upon the successful implementation of the Plan of Reorganization for the Reorganized Debtor, and the validity of the other assumptions contained therein.  These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, continued access by the Reorganized Debtor to capital markets, the continued availability of the working capital facilities contemplated by the Disclosure Statement, the anticipated future performance of the Reorganized Debtor, certain assumptions with respect to its competitors, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtor.  In addition, the risk factors outlined in the Disclosure Statement and unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtor.  Although the Proponents believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and may be material.

Significant Assumptions Regarding Plan Consummation

The Debtor is assuming that the Plan shall be confirmed by the Bankruptcy Court for the purposes of these projections.  The assumption of Plan confirmation incorporates the following significant assumptions:

1.

the holders of claims in Classes 3a, 3b, 4a, 4c, 4e, 5, 6, and 7 shall have voted to accept the Plan by the requisite statutory majority or majorities as provided in section 1126(c) of the Bankruptcy Code or, if any such class does not accept the Plan, the Bankruptcy Court shall confirm the Plan under section 1129(b) of the Bankruptcy Code;

2.

no material adverse effect on the business, assets, operations, property, or condition (financial or otherwise) of the Debtor or any of its subsidiaries (other than inactive subsidiaries) shall have occurred and be continuing;

3.	no material unanticipated claims shall have been filed or asserted in the Chapter 11 Case;
4.	all necessary regulatory and governmental approvals shall have been received within the contemplated timeline;
5.	all financing transactions contemplated by the Plan shall have been consummated on the terms contemplated by the Plan and the Disclosure Statement; and
6.	the Bankruptcy Court shall have issued the Confirmation Order.

Significant Assumptions Regarding the Pre-Consummation Projections

Cash Balance At December 31, 2003

The Debtor assumes that it will have cash available to reimburse creditors at year-end 2003 of approximately $2.5 billion.  This amount is based on the current cash balances, and taking into account various cash impacts through 2003.  These impacts include reductions for restricted funds, outstanding checks and all operating receipts and disbursements, including a one-time bill credit to ratepayers of a California Department of Water Resources rate reduction.  Capital expenditures included in the forecast total $1.7 billion in 2003.

Earnings For 2003

Earnings during 2003 reflect both earnings from ongoing utility operations, as well as non-recurring items (including those described as “items affecting comparability”) in the Reorganized Debtor’s public filings with the Securities and Exchange Commission).  Starting common equity balances in 2004 incorporate these earnings.

Significant Assumptions Regarding Effective Date Funding of Claims

As described in detail in the Plan and Disclosure Statement, claims are funded with a combination of cash on hand, reinstatement of certain financial claims such as preferred stock interests and pollution control bonds in classes 4a, 4b, and 4d, and the cash proceeds of new money notes.  The Reorganized Debtor may also draw on a portion of its proposed bank facilities to fund claims, depending upon its seasonal working capital requirements at the actual effective date.

Claims in Classes 6 and 7 have not been reduced for the impact of any refunds ordered by the Federal Energy Regulatory Commission (FERC) or settlements of disputed claims.   Because the financial projections assume full payment of Class 6 and 7 claims, the levels of debt at the effective date, the size of the Settlement Regulatory Asset, and customer revenues associated with the Settlement Regulatory Asset have not been adjusted for any potential reductions in these claims.

Structure of the Reorganized Debtor

1.

The Reorganized Debtor will remain an integrated electric and gas utility company serving predominantly retail customers in Northern and Central California.  The Reorganized Debtor will retain its existing gas and electric distribution, transmission and customer service assets.

2.	The Reorganized Debtor will provide distribution customer services and revenue cycle services, and will provide and administer public purpose programs for retail electric and gas customers.
3.	The Reorganized Debtor will retain the obligation to procure gas on behalf of its core gas customers and the obligation to procure power on behalf of its retail electric customers.
4.

The Reorganized Debtor will assume and retain the bilateral energy purchase agreements with (a) third party gas suppliers, and (b) QFs and other third party power suppliers, including the Irrigation Districts.

5.

The Reorganized Debtor will retain its electric generation assets, including the 2,174 MW capacity Diablo Canyon nuclear plant, its conventional and pumped storage hydro-electric generating facilities with an aggregate capacity of 3,896 MW, and two small fossil generating facilities.

6.

The Reorganized Debtor will remain subject to rate regulation of the California Public Utilities Commission (CPUC) for its electric distribution, generation and procurement operations, and for its gas distribution, procurement, transmission and storage operations, subject to the terms of the Settlement as incorporated into the Plan and Confirmation Order.

7.	The Reorganized Debtor’s high voltage electric transmission assets will provide services for its own retail customers as well as wholesale market participants, both under the jurisdiction of the FERC.

Income Statement

Total Operating Revenues

Revenues include customer payments for electric and gas distribution services, electric transmission and gas transmission and storage services, electric and gas energy procurement purchases (excluding California Department of Water Resources sources of electricity), electric power generated by the Reorganized Debtor’s retained electric generating facilities, public purpose programs, recovery of the proposed Settlement Regulatory Asset with associated taxes and return, and Rate Reduction Bonds.

1.

Electric and Gas Revenues include base revenues from the 2003 General Rate Case and subsequent annual attrition proceedings intended to enable the Reorganized Debtor to recover increased costs due to inflation, customer growth and ratebase growth.  The authorized rate of return on common equity (ROE) remains at 11.22%.  The authorized common equity ratio equals 48.6% in 2004, and increases to 52.0% by 2006.  Electric annual load growth for bundled sales approximates 1.8%/year, and gas annual load growth for core customers approximates 1.0%/year.  Electric Direct Access retail load approximates 8,100 GWh annually (10.2% of total deliveries in 2004) and is held constant throughout the forecast period.

2.

Electric Revenues also include base revenues to enable the Reorganized Debtor to recover non-fuel operating costs, depreciation, taxes and rate of return on its retained electric generation assets, as well as revenues to recover amortization, return, and associated taxes on the Settlement Regulatory Asset.

3.

Electric and gas procurement revenues match electric and gas procurement expenses.  Excluded are revenues collected for electric energy procured by DWR on behalf of the Reorganized Debtor’s customers.  Cash revenues (receipts) lag expenses (disbursements) by the average working capital lag of 16 days.

4.

Electric and Gas Public Purpose Program Revenue, excluding CARE, total $310 million in 2004 and escalate thereafter. Identical M&O expenses offset these revenues so there is no impact on earnings or cash from operations.

Operating Expenses

1.

Total Cost of Energy includes all electric and gas commodity procured on behalf of retail electric and gas customers by the Reorganized Debtor.  Electric commodity costs include QF contracts, natural gas fuel for the Hunters Point and Humboldt power plants, nuclear fuel for the Diablo Canyon power plant, Irrigation District contracts, and other commodity procurement and grid management expenses.  Excluded are remittances to DWR for power it procures on behalf of the Reorganized Debtor’s customers and for bond debt service.

2.

M&O and A&G Costs include direct M&O Expenses for electric and gas distribution, transmission, and the Reorganized Debtor’s retained generating assets, A&G costs, public purpose programs and franchise and uncollectibles expenses.

3.

Depreciation is calculated for distribution and electric generation assets using depreciation rates expected to be adopted as part of the Reorganized Debtor’s proposed settlement of its 2003 Test Year CPUC General Rate Case (GRC).  Electric and gas transmission depreciation reflects depreciation rates used to develop tariffs currently authorized by the FERC and CPUC, respectively.   Depreciation expense also includes amortization of the Settlement regulatory asset including its provision for taxes on recovery of principal.   Other items included in depreciation include provisions for fossil and nuclear power plant decommissioning.

4.	Property Tax is estimated at about 1% of net plant. Franchise Fees and Uncollectable expenses are estimated at about 1% of revenue.

Interest Expense

Interest Expense (excluding Rate Reduction Bonds) consists mainly of interest on long-term debt.  Interest expense is based on interest rates of approximately 6.5% for new debt and 4.5% for reinstated Pollution Control bonds.  Borrowing costs are based on the all-in, effective costs to the Reorganized Debtor.  Corresponding debt balances are net of issuance expenses.  Accordingly, the par value of debt issued will be approximately 1.0 percent higher than the net balances shown.   Rate Reduction Bond interest and the amortization of the net gain or loss on reacquired debt are shown separately.

Other Income

Other Income is comprised of “below-the-line” income and expenses, including AFUDC, operating costs not recoverable in retail rates, and non-recurring items.

Income Taxes

Income Taxes are calculated using a 35% federal tax rate and an 8.84% state tax rate, with a combined tax rate of 40.746%.  The book income tax provision reflects existing regulatory practices for recognizing the timing of income tax expenses.

Dividends

Preferred Dividend arrearages are paid on the Effective Date.  Preferred dividends are based on an embedded cost of preferred stock of approximately 6.5%.

Balance Sheet

Assets

Generally, balances of assets and liabilities are either held constant at their starting level, or are taken as a percentage of a revenue or expense.  Plant in service, construction work in progress, common stock and long-term debt are dynamic balances, changing as a function of cash from operations and capital expenditures.  Net plant includes the value of the Reorganized Debtor’s retained generation facilities under cost of service regulation per Advice Letter 2233-E implementing D.02-04-016, as per the Settlement, Plan and Confirmation Order and as expected to be further modified through normal depreciation, additions, and retirements.  Cash balances are held constant at an initial level for restricted funds and check float.

Capitalization

Short-term debt is used to fund seasonal working capital requirements and natural gas storage inventory.  Any subsequent surplus cash is used for debt retirement or distribution to common shareholders in amounts necessary to achieve and then maintain the target capital structure.  For the Reorganized Debtor, the targeted common equity to total long-term capitalization ratio is 52% (excluding rate reduction bonds and short-term debt used to finance seasonal working capital requirements or natural gas storage inventory).

Cash Flow Statement

1.

Cash from operations is estimated by adding back depreciation and deferred taxes to net income, plus changes in working capital.  Seasonal variations in receipts and reimbursements will cause these average requirements to fluctuate within a range of approximately +/- $300 million.

2.

Subsequent to the Effective Date, the Reorganized Debtor manages its capital structure such that it achieves an overall ratio of common equity to total capitalization of 52% within two years, and then maintains that common equity ratio over time.  Reorganized Debtor commences cash distributions to common shareholders (shown as common stock repurchases) when it reaches its target capital structure in the second half of 2005.  Subsequently, Reorganized Debtor issues or repurchases debt and common equity annually in order to maintain this capital structure.

REORGANIZED DEBTOR
	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
				($Millions)
INCOME STATEMENT
Total Operating Revenues*		10467.7	10350.3	10529.6	10880.0	10906.5

Operating Expenses
Total Cost of Energy*		3485.3	3206.8	3224.2	3385.1	3524.3
M&O and A&G Costs		2999.5	2989.3	3020.3	3088.2	3150.6
Depreciation & Decommissioning		1310.1	1386.0	1464.1	1568.3	1673.3
Property & Other Taxes		164.1	171.2	176.4	180.0	182.6
RRB Asset Amortization		290.1	289.7	289.7	289.7	(0.4)
Total Operating Expenses		8249.1	8043.1	8174.6	8511.3	8530.5

Operating Income		2218.6	2307.3	2355.0	2368.7	2376.0

Total Interest Income		12.4	12.4	12.4	12.4	12.4

Interest Expense (Excl RRBs)		568.8	553.5	554.4	564.5	571.2
Amortization of Loss on Reacquired Debt		33.6	33.6	33.6	33.6	33.6
RRB Interest.		68.9	50.3	31.5	12.1	0.0
Total Interest Expense		671.3	637.4	619.5	610.2	604.8

Other Income		(5.2)	(6.6)	(12.6)	(13.7)	(14.4)

Pretax Income		1554.5	1675.6	1735.3	1757.1	1769.2

Total Booked Income Taxes		643.2	693.0	705.2	715.0	719.8

Preferred Dividend Req.		24.7	24.2	23.2	23.5	24.5

Total Earnings Avail for Common		886.6	958.4	1006.9	1018.6	1024.9
___________________		886.6	958.4	1006.9	1018.6	1024.9
* Excludes Receipts and Disbursements for CDWR Procurement.

BALANCE SHEET
Assets
Plant in Service	28965.9	30406.0	32014.4	33289.7	34652.8	36043.4
Accumulated Depr	(13056.1)	(13862.2)	(14668.2)	(15488.2)	(16363.8)	(17289.9)
Net Plant	15909.8	16543.7	17346.2	17801.5	18289.0	18753.6

Construction Work In Progress…	318.3	359.1	292.1	291.4	290.9	306.9
Nuclear Decommissioning Trust Fund	1376.0	1406.6	1437.3	1467.9	1498.6	1529.2
Other Noncurrent Assets	65.1	65.1	65.1	65.1	65.1	65.1
Total Long-term Assets	17669.3	18374.6	19140.7	19626.0	20143.6	20654.8

Current Assets:
	0.0	0.0	0.0	1.0	2.0	2.0
Short-term Investments (Net)	413.0	413.0	413.0	413.0	413.0	413.0

Accounts Receivable	1643.9	1661.3	1654.1	1668.6	1717.6	1726.0

Balancing Accts Receivable	72.2	85.4	85.5	85.6	85.6	85.7
Inventory - Fuels	407.5	444.7	417.7	383.7	365.0	353.6
Inventory - M&S	127.7	129.5	131.2	132.9	134.6	136.3
Prepayments & Adv to Gas Prod	79.3	79.3	79.3	79.3	79.3	79.3

Total Current Assets	2743.6	2813.2	2780.7	2763.1	2795.1	2793.8

Deferred Charges:

Expense Deferral	1241.8	951.7	662.0	372.3	82.6	83.0
Regulatory Assets	2210.0	2065.9	1903.7	1721.6	1515.6	1282.6
URG Regulatory Assets	793.0	747.5	702.0	656.5	611.0	565.5
Regulatory Assets Def Tax	2065.0	1934.6	1791.8	1635.3	1462.4	1270.8
Other Deferred Charges	1750.9	1717.3	1683.7	1650.1	1616.5	1582.9
Total Deferred Charges	8060.7	7417.0	6743.2	6035.8	5288.1	4784.8

TOTAL ASSETS	28473.6	28604.8	28664.7	28424.8	28226.7	28233.4

Capitalization:
Common Stock Equity	7895.7	8782.3	9480.9	9603.9	9738.6	9786.2
Preferred Stock (incl QUIDS)	416.0	409.1	402.2	395.4	421.0	417.9
RRBs Outstanding	1160.3	870.2	580.1	290.0	(0.1)	(0.1)
Other Long-term Debt	8725.3	8725.3	8349.4	8469.8	8568.4	8615.7
Total Capitalization	18197.3	18787.0	18812.7	18759.1	18727.9	18819.6

Current Liabilities:
Short-Term Borrowings	500.0	88.9	251.8	228.9	220.1	217.7
Accounts Payable - Creditors	876.1	851.8	829.5	827.5	852.2	875.8

Balancing Accounts Payable	141.2	140.2	139.3	138.4	137.6	136.8
Accrued Taxes Payable	347.1	334.2	351.2	354.8	358.1	348.3
Interest Payable	17.8	34.8	48.8	48.3	49.1	49.8
Other Current Liabilities	577.7	577.7	577.7	577.7	577.7	577.7
Total Current Liabilities	2460.0	2027.5	2198.3	2175.6	2194.9	2206.0

Deferred Credits and Other NC Liabilities:
Deferred Income Taxes	3389.0	3346.7	3182.8	2993.3	2779.3	2657.4
Deferred ITC	140.9	134.7	128.5	122.3	116.1	109.9
Noncurrent Balancing Acct Liab
Customer Advances for Construction.	132.0	123.9	126.8	128.3	131.7	133.0
Other Deferred Credits	1867.5	1867.5	1867.5	1867.5	1867.5	1867.5
Other Noncurrent Liab	2286.8	2317.4	2348.1	2378.7	2409.4	2440.0

Total Deferred Credits & NC Liab	7816.3	7790.3	7653.7	7490.1	7304.0	7207.8

TOTAL CAPITAL & LIABILITIES.	28473.6	28604.8	28664.7	28424.8	28226.7	28233.4

CASH FLOW STATEMENT
Cash Flows From Operations:
Net Income		911.37	982.6	1030.2	1042.1	1049.4
Depreciation		1313.03	1389.0	1467.1	1571.2	1676.3
Change in Deferred Taxes		(48.47)	(170.1)	(195.7)	(220.2)	(128.2)
Change in Accts Receivable		(17.35)	7.2	(14.5)	(49.0)	(8.3)
Change in Inventories		(39.03)	25.4	32.2	17.1	9.7
Change in Accts Payable		(24.36)	(22.3)	(2.0)	24.8	23.5
Change in Accrued Taxes Payable		(12.89)	17.0	3.6	3.3	(9.8)
Change in Bal Accts & Reg Asset Amort		289.14	288.7	288.8	288.8	(1.3)
Change in Other Working Capital		12.78	14.1	(0.3)	0.8	0.5
Other Net Cash from Operations		69.83	99.3	96.9	93.1	95.3
Net Cash from Operations		2454.1	2630.9	2706.2	2771.9	2707.0

Investing Activities:
Capital Expenditures		(1694.7)	(1806.3)	(1568.6)	(1659.2)	(1716.4)
Other Net Investing Activities		(30.6)	(30.6)	(30.6)	(30.6)	(30.6)
Net Cash Used In Investing		(1725.3)	(1836.9)	(1599.3)	(1689.8)	(1747.1)

Financing Activities:
Common Stock Issued (Repurchased).		0.0	(259.8)	(884.0)	(883.9)	(977.3)
Preferred Stock Issued		0.0	0.0	0.0	85.0	0.0
Preferred Stock redeemed		(6.9)	(6.9)	(6.9)	(59.4)	(3.1)
Long-term Debt issued		(0.0)	(375.9)	120.4	98.6	47.2
Long-term Debt matured/redeemed		0.0	0.0	0.0	0.0	0.0
Long-term Debt purch/sinking		0.0	0.0	0.0	0.0	0.0
RRB Principal Repayments		(290.1)	(290.1)	(290.1)	(290.1)	0.0
Change in Short-term Position		(411.1)	163.0	(22.9)	(8.8)	(2.4)
Dividends Disbursed		(20.6)	(24.3)	(23.4)	(23.5)	(24.4)
Other Net Financing Activities		0.0	0.0	0.0	0.0	0.0
Net Cash Used In Financing		(728.8)	(794.0)	(1106.9)	(1082.0)	(960.0)

Net Change in Cash		(0.0)	0.0	(0.0)	0.0	(0.0)

SUPPLEMENTAL INFORMATION
Revenues
Gas		2741.6	2670.2	2600.7	2649.9	2700.5
Public Purpose		312.1	319.9	327.9	336.1	344.5
Electric		7414.0	7360.2	7601.0	7893.9	7861.5
Total from Inc Stmt		10467.7	10350.3	10529.6	10880.0	10906.5

Energy Costs
Gas Procurement		1323.8	1201.0	1076.4	1085.7	1103.7
Nuclear Fuel + Hydro Water + ID Pmts		150.1	156.8	141.5	142.1	143.6
QF Payments.		1649.9	1637.5	1639.5	1613.0	1579.5
Net Open		247.2	39.2	224.3	398.6	590.7
Other Gen Costs[1]		114.3	172.3	142.5	145.6	106.8
Total from Inc Stmt		3485.3	3206.8	3224.2	3385.1	3524.3

M&O and A&G Costs
Gas.		660.7	669.7	684.8	703.7	717.9
Public Purpose		309.1	316.9	324.8	332.9	341.2
Electric		2029.7	2002.7	2010.7	2051.6	2091.5
Total from Inc Stmt		2999.5	2989.3	3020.3	3088.2	3150.6

Depreciation & Decommissioning
Gas		279.5	293.2	307.8	324.0	336.3
Electric[2]		1064.2	1126.5	1189.9	1277.9	1370.6
Total from Inc Stmt		1343.7	1419.6	1497.7	1601.9	1706.9

Property & Other Taxes
Gas		38.2	39.2	40.6	41.3	41.6
Electric		125.9	132.0	135.7	138.7	141.1
Total from Inc Stmt		164.1	171.2	176.4	180.0	182.6

Average Annual Rate Base
Gas		3568.1	3705.8	3826.8	3836.3	3867.8
Electric.		10504.6	10939.6	11321.5	11642.4	11939.9
URG Regulatory Asset		770.3	724.8	679.3	633.8	588.3
Settlement Regulatory Asset		2138.0	1984.8	1812.7	1618.6	1399.1

Authorized Capital Structure
% Debt		49.1%	47.3%	45.8%	45.7%	45.8%
% Preferred		2.3%	2.2%	2.2%	2.3%	2.3%
% Equity		48.6%	50.5%	52.0%	52.0%	52.0%
		100.0%	100.0%	100.0%	100.0%	100.0%
Authorized Cost of Capital
Debt*		6.22%	6.26%	6.31%	6.35%	6.38%
Preferred*		6.50%	6.50%	6.50%	6.50%	6.50%
Equity		11.20%	11.20%	11.20%	11.20%	11.20%
Return on Rate Base		8.65%	8.76%	8.86%	8.88%	8.89%
______________
[1]Includes ISO and Retained Fossil fuel costs net of RMR revenues and WAPA payments
[2]Includes URG and Settlement Regulatory Asset Amortization
*Excludes refunding costs recovered through authorized cost of debt

SUPPLEMENTAL INFORMATION
Gas Procurement Volumes and Average Price
Gas Sales (mDTH)		289,964	293,022	295,963	299,030	302,121
Average Price ($/mmBtu)		4.57	4.10	3.64	3.63	3.65

Elec Procurement Volumes and Average Price[1]
Volumes (GWh)
Hydro/Helms/Diablo/ID		32,920	33,360	33,445	33,580	33,674
QF		20,827	20,807	20,744	19,971	19,489
Other Gen[2]		2,085	1,666	1,380	1,382	597
Net Open		3,458	(1,410)	1,473	4,227	6,956
Total Non-DWR Supply		59,291	54,423	57,042	59,161	60,716
DWR		25,173	26,297	25,296	24,828	24,875
Total (excl D/A)		84,464	80,720	82,339	83,989	85,591

Average Price ($/MWh)
QF		79.22	78.70	79.03	80.76	81.05
Other Gen[3]		54.83	103.36	103.21	105.39	179.01
Net Open		71.47	(27.76)	152.25	94.30	84.92
Total Non-DWR Supply		76.27	87.78	85.02	84.33	84.20
DWR		85.47	84.21	84.84	87.34	88.66
Overall Average (excl D/A)		80.76	85.80	84.93	85.81	86.34

Sales/Deliveries (GWh)
Total Deliveries		79,303	80,422	81,880	83,386	84,819
Bundled Sales		71,186	72,304	73,762	75,268	76,702
Direct Access		8,118	8,118	8,118	8,118	8,118

Average Rate (½/kWh)
Total Deliveries		12.22	12.08	12.07	12.24	12.05
Bundled Sales		13.04	12.87	12.85	13.03	12.80
Direct Access		4.98	4.98	4.98	4.98	4.98
______________
[1]Electric Procurement Volumes and Average Prices are shown before the effects of netting line losses and Helms pumping
[2]Includes Retained Fossil, Etiwanda & EBMUD, and Puget inbound
[3]Includes ISO Ancillary Services and Retained Fossil fuel costs net of RMR revenues and WAPA payments